AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT RELATING TO THE
INVESTMENT OF ASSETS OF TWEEDY, BROWNE GLOBAL VALUE FUND

            THIS AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT (the "Amendment"), effective as of October 15, 2017, is made by and between Tweedy, Browne Fund Inc., a Maryland corporation (the "Company") (with respect to its series, the Tweedy, Browne Global Value Fund (the "Fund")), and Tweedy, Browne Company LLC, a Delaware limited liability company (the "Adviser," and, together with the Company, the "Parties"), and amends certain provisions of the Investment Advisory Agreement, dated May 29, 1998 by and between the Parties relating to the Fund (the "Agreement").

            WHEREAS, the Adviser, of its own volition and not at the request or suggestion of the Company, has proposed to amend the Agreement as set forth herein; and

            WHEREAS, the exclusive purpose of this Amendment is to effect a reduction in the advisory fee payable by the Company on assets in excess of the amount set forth herein after the effective date hereof and to effect no other change to the Agreement or the services to be rendered by the Adviser thereunder.

            NOW, THEREFORE, in consideration of the foregoing preamble and recital, which shall constitute a part of this Amendment, and the mutual promises contained in this Amendment, and intending to be legally bound thereby, the Parties agree as follows.

1.	Amendment to the Agreement. Section 4(a) to the Agreement
is hereby amended to read in its entirety as follows:

      "(a)	Subject to paragraph 2(a), the Company
agrees to pay to the Adviser out of the Fund's assets, and the Adviser agrees to accept as full compensation for all services rendered by or through the Adviser, a fee computed daily and payable monthly in arrears in an amount equal on an annualized basis to the sum of
(i) 1.25% on the first $10.3 billion of the Fund's daily average net asset value, and (ii) 0.75% on the remaining amount, if any, of the Fund's daily average net asset value. For any period less than a month during which this Agreement is in effect, the fee shall be pro-rated according to the proportion which such period bears to a full month of 28, 29, 30 or 31 days, as the case may be. Such payments shall be made in arrears; provided, however, that if the Adviser so requests, the Company will pay as often as weekly an amount equal to 75% of the amount of fees then accrued and not yet paid with the balance at the end of the month."

2.	Binding Effect. This Amendment shall inure to the benefit
of and be binding upon the Parties and their successors and assigns.

3.	Agreement in Effect. Except as hereby amended, the
Agreement shall remain in full force and effect in accordance with its terms.

4.	Governing Law. This Amendment and the rights and
obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the internal laws of the State of New York.

5.	Severability. Any section, clause, sentence, provision,
subparagraph or paragraph of this Amendment held by a court of competent jurisdiction to be invalid, illegal or ineffective shall not impair, invalidate or nullify the remainder of this Amendment, but the effect thereof shall be such section, clause, sentence, provision, subparagraph or paragraph so held to be invalid, illegal or ineffective.

6.	Counterparts.  This Amendment may be executed in multiple
counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

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      IN WITNESS WHEREOF, the parties hereto have signed this
Amendment as of the 21st day of November, 2017.

TWEEDY, BROWNE FUND INC.
with respect to the Tweedy,
Browne Global Value Fund

By: _______________________
	Name:	Thomas H. Shrager
	Title:	President

TWEEDY, BROWNE COMPANY LLC

By: _______________________
	Name:	 Robert Q. Wyckoff, Jr.
	Title:	 Managing Director